

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Jeffrey Harris
Chief Executive Officer
SpringBig Holdings, Inc.
621 NW 53rd Street, Suite 260
Boca Raton, FL 33487

   Re: SpringBig Holdings, Inc.
     Registration Statement on Form S-1
     Filed July 15, 2022
     File No. 333-266138

Dear Mr. Harris:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. For each of the securities being registered for resale, disclose the price that the selling securityholder paid for such securities.

2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Risk Factors
The Notes and related agreements..., page 32

4.   Revise to specify each of the material restrictive covenants that may impose significant operating and financial restrictions on the company as a result of the L1 Financing.

Risks Related to our Securities and Certain Tax Matters, page 41

5.   Revise to provide disclosure about the potential sales in the public market by L1 Capital that may occur pursuant to your resale registration statement initially filed on July 1. For example, address how such sales, when combined with the potential sales pursuant to this registration statement, could materially affect the trading price of your common shares.

The securities being offered in this prospectus..., page 42

6.   Please disclose that even though the current trading price is significantly below the SPAC IPO price, certain selling securityholders may have an incentive to sell given that they purchased their shares at a significantly lower price than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 58

7.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital. Additionally, address how the restrictive covenants resulting from the L1 Financing would affect or prohibit the company from raising additional capital.

8.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that institutional investors that are beneficial owners of over 50% of your outstanding shares, collectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

<u>General</u>

9.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sarah M. Hesse